SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Hippo Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Class of Securities)

G74847107

(CUSIP Number)

Mark Sustana

Vice President, General Counsel and Secretary

Lennar Corporation

700 NW 107th Avenue

Miami, FL 33172

(305) 229-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G74847107

(1)	Name of Reporting Persons: Lennar Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,339,123
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 29,339,123
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,339,123
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.2%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 559,731,226 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Report on Form 8-K dated August 5, 2021.

CUSIP No. G74847107

(1)	Name of Reporting Persons: Len X, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 29,339,123
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 29,339,123
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,339,123
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.2%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 559,731,226 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Report on Form 8-K dated August 5, 2021.

CUSIP No. G74847107

(1)	Name of Reporting Persons: LEN FW Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 80,816,369*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 29,339,123
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,816,369*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.4%*,**
(14)	Type of Reporting Person (See Instructions): PN

*

Because the Reporting Person has agreed not to vote with regard to more than 9.99% of the voting securities of the Issuer, and the Reporting Person directly owns or has voting power with regard to more than 9.9% of the Issuer’s Common Stock, the Reporting Person denies beneficial ownership of the shares as to which it holds an irrevocable proxy to the extent they would increase the Reporting Person’s voting power above 9.99%.

**	This percentage is calculated based on 559,731,226 outstanding shares of common stock of Hippo Holdings Inc., as set forth in the Issuer’s Report on Form 8-K dated August 5, 2021.

CUSIP No. G74847107

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.0001 par value (“Common Stock”), of Hippo Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 191 Castro Street, Mountain View CA 94041.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Lennar Corporation (“Lennar”), a Delaware Corporation, Len X LLC (“LenX”), a Florida limited liability company, and LEN FW Investor, LLC (“Len FW” and, together with Lennar and LenX, the “Reporting Persons”), a Delaware limited liability company. LenX is wholly owned by Lennar and is the sole member of Len FW.

(b) The principal business of Lennar is homebuilding. The principal business of LenX is seeking opportunities for subsidiaries of Lennar to invest in companies that provide technology solutions across the homebuilding industry. Len FW was formed to hold interests in companies acquired by Lennar and LenX, including Hippo Enterprises Inc. (“Old Hippo”). The principal business address of each of the Reporting Persons is 700 NW 107 Avenue, Miami, Florida 33172.

(c) Lennar is a corporation organized under the laws of the State of Delaware. LenX is a limited liability company organized under the laws of the State of Florida. Len FW is a limited liability company organized under the laws of the State of Delaware.

(d)-(e) During the last five years, neither any Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and, where applicable, members of the Board of Directors of the Reporting Persons is set forth on Schedule I and is incorporated by reference into this Item 2(f).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Immediately prior to August 2, 2021, Len FW (i) owned preferred stock of Old Hippo for which it had paid a total of $45,181,737, and (ii) had an irrevocable proxy from Fifth Wall Ventures SPV IV L.P. (“Fifth Wall”) to vote certain equity interests in Old Hippo or its successor that Fifth Wall owned. In addition, Len FW had subscribed to purchase 100,000 shares of Common Stock from the Issuer in connection with a private placement by the Issuer. On August 2, 2021, Old Hippo was merged with a wholly owned subsidiary of the Issuer (the “Merger”), and as a result of the Merger, the preferred stock of Old Hippo that Len FW owned became 29,239,123 shares of the Issuer’s Common Stock. Len FW acquired another 100,000 shares in the Issuer’s private placement. The funds for Len FW’s purchase of preferred stock and for the purchase of Common Stock of the Issuer in the private placement were provided by Lennar out of its working capital.

As a result of the Merger, the irrevocable proxy from Fifth Wall gave Len FW the power to vote stock of the Issuer beneficially owned by Fifth Wall. According to information in a Report on Form 8-K filed by the Issuer on August 5, 2021, immediately after the Merger, 51,477,246 shares of Issuer’s Common Stock were subject to the irrevocable proxy. Based on information in the Report on Form 8-K, those shares, together with the shares owned by Len FW, constituted 14.4% of the outstanding Common Stock. Normally, Len FW would be deemed the beneficial owner of shares as to which it holds an irrevocable proxy. However, in June 2021, in order to comply with certain state insurance regulations, Len FW agreed that it would not participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in Old Hippo or its successors in interest (of which the Issuer is one), and that if that limitation prevented Len FW from voting shares, it would vote the shares as to which it held a

CUSIP No. G74847107

proxy before it voted the shares it directly or indirectly owned. This limitation will prevent Len FW from benefitting from the irrevocable proxy to the extent it would increase Len FW’s voting interest in the Issuer to more than 9.99% (55,917,149 shares based on an 559,731,226 outstanding shares). Therefore, the Reporting Persons deny that any of them is the beneficial owner of shares that are subject to the irrevocable proxy to the extent they would increase a Reporting Person’s voting interest above 9.99%.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 above is incorporated in its entirety into this Item 4.

Lennar intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as Lennar may deem appropriate in light of the circumstances existing from time to time. If Lennar believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire, directly or through Len FW or another subsidiary, shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Lennar may determine to cause Len FW to dispose of some or all of the shares it currently owns either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal relating to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, one of the Reporting Persons owns 29,339,123 shares of the Issuer’s Common Stock, constituting approximately 5.2% of the Issuer’s outstanding Common Stock. In addition, that Reporting Person holds an irrevocable proxy to vote 51,477,246 shares of the issuer’s Common Stock (based on information in a Report on Form 8-K filed by the Issuer on August 5, 2021). Those shares, together with the shares owned by the Reporting Person, constitute 14.4% of the outstanding Common Stock. However, because that Reporting Person has agreed not to participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in the Issuer, the Reporting Persons deny that any of them is the beneficial owner of shares that are subject to the irrevocable proxy to the extent they would increase a Reporting Person’s voting interest above 9.99%.

The percentages stated in the preceding paragraph are based on 559,731,226 shares of Issuer’s Common Stock outstanding as set forth in a Report on Form 8-K filed by the Issuer on August 5, 2021.

(b) The Reporting Persons together share power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Persons, except that only Len FW was given the power to vote the shares that are the subject of the irrevocable proxy.

(c) The information contained in Item 3 of this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

CUSIP No. G74847107

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

LenX is the sole member of Len FW. Under Len FW’s Limited Liability Company Agreement, LenX has the power to act on behalf of Len FW. Because LenX is wholly owned by Lennar, Lennar has the power to cause LenX to do what is necessary so that Len FW will vote, and dispose of, shares of the Issuer as Lennar directs.

Len FW has agreed with the Issuer that, with certain exceptions, for 6 months after the Merger, it will not dispose of any shares of the Issuer (other than shares acquired in the Issuer’s private placement or shares acquired after the Merger) without the Issuer’s consent and for an additional 6 months it will not dispose of more than 50% of its shares (other than shares acquired in the Issuer’s private placement or shares acquired after the Merger) without the Issuer’s consent.

Len FW has an irrevocable proxy from Fifth Wall to vote all the capital stock of Old Hippo or any successor to Old Hippo (which includes the Issuer) beneficially owned by Fifth Wall. However, in June 2021, in order to comply with certain state insurance regulations, Len FW agreed that it would not participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in Old Hippo or its successors in interest, and that if that limitation prevented Len FW from voting shares, it would vote the shares as to which it held a proxy before it voted the shares it directly or indirectly owned. This limitation will prevent Len FW from benefitting from the irrevocable proxy to the extent it would increase Len FW’s voting interest to more than 9.99% of the Issuer’s outstanding voting securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated August 9, 2021 among Lennar, LenX and Len FW.

Exhibit 2	Lock Up Agreement dated August 2, 2021.

Exhibit 3	Irrevocable Proxy dated October 23, 2018, from Fifth Wall Ventures SPV IV, L.P. to Len FW Investor LLC

Exhibit 4	Agreement dated June 18, 2021 between Len FW Investor, LLC and Hippo Enterprises Inc. limiting exercise of voting interests.

CUSIP No. G74847107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 9, 2021

LEN FW INVESTOR, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

CUSIP No. G74847107

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

THE REPORTING PERSONS

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 700 NW 107 Avenue, Miami, Florida 33172.

Lennar Corporation:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Amy Banse	Director	Senior Advisor to the Executive Committee of Comcast Corporation	USA
Richard Beckwitt	Director; Co-CEO and Co-President	Co-CEO and Co-President	USA
Steven L. Gerard	Director	Chairman of the Board of Directors of CBIZ, Inc	USA
Theron I (“Tig”) Gilliam, Jr.	Director	Chief Executive Officer of NES Global Talent	USA
Sherrill W. Hudson	Director	Former Chairman and former Chief Executive Officer of TECO Energy, Inc.	USA
Jonathan M. Jaffe	Director, Co-CEO and Co-President	Co-CEO and Co-President	USA
Sidney Lapidus	Director	Retired Partner of Warburg Pincus LLC	USA
Teri McClure	Director	Former Chief Human Resources Officer and Senior Vice President Labor, UPS	USA
Stuart Miller	Executive Chairman	Executive Chairman	USA
Armando Olivera	Director	Former Chief Executive Officer of Florida Power & Light Company	USA
Jeffrey Sonnenfeld	Director	Senior Associate Dean for Executive Programs and the Lester Crown Professor-in-the-Practice of Management at the Yale School of Management	USA
Diane Bessette	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer	USA
Jeffrey McCall	Executive Vice President	Executive Vice President	USA
Mark Sustana	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary	USA
David Collins	Vice President and Controller	Vice President and Controller	USA

CUSIP No. G74847107

Len X, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President	USA
Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA
Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA

LEN FW INVESTOR, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President	USA
Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA
Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA